                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                   Amendment 1

                            Internet Recreation, Inc.
                                (Name of Issuer)

                                  Common stock
                         (Title of Class of Securities)

                                     46062A
                                 (CUSIP Number)

                           Brenda Lee Hamilton Esquire
                          2 East Camino Real Suite 202
                            Boca Raton, Florida 33432
                             561-416-8956 Telephone
                             561-416-2855 Facsimile
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

CUSIP No. 46062A....................................

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1. Names of Reporting Persons.      I.R.S. Identification Nos. of above persons
   Kathleen (Patty) Hackler         (entities only).
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               2. Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a)         Not Applicable
                  (b)         Not Applicable
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               3. SEC Use Only
                  ..............................................................
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               4. Source of Funds (See Instructions)
                  00-Services Rendered
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               5. Check if Disclosure of Legal Proceedings Is Required
                  Pursuant to Items 2(d) or 2(e)
                  Not Applicable
---------------------------------------------------------------------
               6. Citizenship or Place of Organization
                  United States
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Number of          7. Sole Voting Power..............11,900,000
Shares            ---------------------------------------------
Beneficially       8. Shared Voting Power ...............00
Owned by
Each               9. Sole Dispositive Power.........11,900,000
Reporting         ---------------------------------------------
Person With       10. Shared Dispositive Power ..........00
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              11. Aggregate Amount Beneficially Owned by
                  Each Reporting Person  ...................
                  11,900,000
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              12. Check if the Aggregate Amount in Row (11) Excludes
                  Certain Shares (See Instructions)
                  Not Applicable
---------------------------------------------------------------------
              13. Percent of Class Represented by Amount in Row (11)
                  94%
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              14. Type of Reporting Person (See Instructions)
                  IN

Item 1.     Security and Issuer
Security: Common stock
Issuer: Internet Recreation, Inc.
24 Locust Street, Quitman, AR  72131

Item 2.     Identity and Background
a)    Name; Kathleen (Patty) Hackler
b)    Business address; 24 Locust Street, Quitman, AR 72131
c)    Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Sole officer and Director of Issuer.
d)    Not Applicable
e)    Not Applicable
f)    Citizenship. United States

Item 3.     Source and Amount of Funds or Other Consideration:
Services Rendered

Item 4.     Purpose of Transaction
On February 12, 2003, 3,000,000 shares of common stock of the Issuer were issued to Kathleen (Patty) Hackler for Services Rendered to the Issuer as its sole officer and director. Prior to the issuance of the 3,000,000 shares to Kathleen
(Patty) Hackler, Kathleen (Patty) Hackler owned 8,900,000 shares of the Common stock of the Issuer. After the issuance, Kathleen (Patty) Hackler holds
11,900,000 shares of the Common stock of the Issuer.

Item 5.     Interest in Securities of the Issuer
(a)    State the aggregate number and percentage of the class of
securities identified pursuant to Item 1 -
    11,900,000 -  94%
(b) 11,900,000
(c) Not Applicable
(d) Not Applicable
(e) Not Applicable

Item 6.     Not Applicable.

Item 7.     Material to Be Filed as Exhibits
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date February 12, 2003

Signature: /s/ Kathleen (Patty) Hackler
Name/Title
Kathleen (Patty) Hackler - Sole Officer and Director